================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           CREDIT ONE FINANCIAL, INC.
                                (Name of Issuer)


                    Shares of Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   225393 10 7
                                   -----------
                                 (CUSIP Number)

                                    Guy Wolf
                             Chief Executive Officer
                        1111 Brickell Avenue, 11th Floor
                              Miami, Florida 33131
                                 (305) 913-8562
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 5, 2006
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.225393-10-7                    13D


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Guy Wolf
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     Personal Funds
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -1,800,000-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -1,800,000-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1, 800,000 shares of common stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1% of the issued and outstanding shares of common stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No.225393-10-7                    13D
--------------------------------------------------------------------------------

Item 1. Security and Issuer

Security:         Common Stock, $0.001 par value

Issuer:           Credit One Financial, Inc.
                  1111 Brickell Avenue
                  11th Floor
                  Miami Florida 33131

Item 2. Identity and Background

(a) The name of the person filing this statement: Guy Wolf (the "Reporting Person").

(b) The residence or business address of the Reporting Person is: 3 Daniel Firsch Street Tel Aviv, Israel 64731

(c) The present principal occupation of the Reporting Person is Chief Executive Officer of the Issuer. The name, principal business, and address of the organization in which such employment is conducted are as follows: Credit One Financial, Inc. 1111 Brickell Avenue, 11 Floor, Miami, FL 33131.

(d) The reporting person is a citizen of Israel.

(e) During the last five years, neither the Reporting Person nor any other person listed in (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. [Confirm]

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person used $90,000.00 of his personal funds as the sole consideration to purchase 1,800,000 shares of common stock of the Issuer.

Item 4. Purpose of Transaction

Pursuant to a Subscription Agreement dated September 5, 2006, between the Reporting Person and the Issuer (the "Subscription Agreement"), the Reporting Person purchased 1,800,000 shares of the common stock of the Issuer in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, (the `Securities Act"). Pursuant to the foregoing agreement, the Reporting Person is the principal executive officer of the Issuer and he wants to share in the rewards of being a shareholder of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 7,781,150 issued and outstanding shares of common stock. The Reporting Person owns 1,800,000 shares (representing 23.1%) of the issued and outstanding common stock of the Issuer. The shares owned by the Reporting Person are subject to an exemption from the registration requirements of the United States securities laws under Regulation S promulgated under the Securities Act.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Subscription Agreement, the Reporting person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Subscription Agreement and Investment Representation dated September 5, 2006, between the Issuer and Reporting Person.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 11, 2006


                                               By: /s/ Guy Wolf
                                                   --------------------------
                                               Name: Guy Wolf
                                               Title: Chief Executive Officer



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).